Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three months ended
March 31, 2018

May 2, 2018

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 2, 2018 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2018 and 2017 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2018. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to Hudbay Arizona Inc., our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−	This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.
−	This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.
−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 35 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As of January 1, 2018 we have adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The Group applied this amendment retrospectively. Changes to previously reported balances are disclosed in Note 4(d) of the consolidated interim financial statements. Disclosures in this MD&A are restated for the impacts of these accounting changes.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the first quarter of 2018, operating cash flow before changes in non-cash working capital increased to $131.8 million, compared to $80.6 million in the first quarter of 2017, mainly as a result of comparably higher realized prices of all metals and higher copper sales volumes.

Net profit and earnings per share in the first quarter of 2018 were $41.4 million and $0.16, respectively, compared to a net loss and loss per share of $10.0 million and $0.04, respectively, in the first quarter of 2017, mainly for the same reasons noted above. Net profit and earnings per share in the first quarter of 2018 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
Changes in accounting standards	(3.4)	(3.8)	(0.01)
Foreign exchange gain	4.0	3.4	0.01
Mark-to-market adjustments of various items	10.2	8.5	0.03
Pampacancha delivery obligation	(7.2)	(7.2)	(0.03)
Non-cash deferred tax adjustments	-	(2.8)	(0.01)

Effective January 1, 2018, a new revenue accounting standard issued by the IASB was implemented and applied retrospectively. Under the new standard, our stream agreements with Wheaton Precious Metals now incorporate a significant financing component. The accretion of financing expense on the deferred revenue balance increases the deferred revenue balance over time and the resulting higher deferred revenue balance is amortized to revenue, resulting in higher revenue per ounce of metal sold under the stream, and higher finance expense. The impact to the first quarter of 2018 is an increase to gross margin of $12.8 million, offset by an increase in finance expenses of $16.2 million. The net impact to after-tax earnings per share is a loss of $0.01. All of these changes are non-cash.

During the first quarter of 2018, we recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals as a result of our expectation that mining at the Pampacancha deposit will not begin until 2019.

Compared to the same quarter in 2017, production of copper, gold and silver in concentrate in the first quarter of 2018 increased as a result of higher milled throughput in all operations together with higher grades for precious metals in Manitoba. Zinc production decreased by 6% as Lalor zinc grades have declined in line with the mine plan.

In the first quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.98, an increase compared to $0.88 in the same period last year1. The increase is mainly due to increased operational costs at our 777 and Reed mines in Manitoba as the mines approach the later stages of their mine lives and reduced capitalized stripping at Constancia, resulting in higher operating expense. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was $1.45, down slightly from $1.46 in the first quarter of 20171.

Net debt1 declined by $37.7 million from December 31, 2017 to $585.4 million at March 31, 2018, as a result of cash flow from our operations. At March 31, 2018, total liquidity, including cash and available credit facilities was $810.0 million, up from $777.9 million at December 31, 2017.

[1]

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 27 of this MD&A.

Given our expectation that mining at Pampacancha will not begin until 2019, we expect that Peru precious metals production2 will be 50,000 to 70,000 ounces in 2018, a decrease of 20% compared to our initial 2018 guidance issued on January 17, 2018 and consistent with the 25% sensitivity noted in our initial guidance. The majority of the estimated $45 million of Peru growth capital, which includes expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, is expected to be deferred to 2019. Based on results to date, we expect to meet all other production and cost guidance for 2018.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Mar. 31, 2018	Dec. 31, 2017
		(Restated)
Cash and cash equivalents	392,796	356,499
Total long-term debt	978,190	979,575
Net debt [1]	585,394	623,076
Working capital	335,800	251,388
Total assets	4,690,748	4,728,016
Equity	2,145,321	2,112,345

[1]

Net debt is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under "Non-IFRS Financial Reporting Measures" beginning on page 27 of this MD&A.

[2]	Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1.

Financial Performance	Three months ended
	Mar. 31,	Mar. 31,
(in $ thousands except per share and cash cost amounts)	2018	2017
		(Restated)
Revenue	386,656	261,767
Cost of sales	265,885	205,121
Profit before tax	73,103	4,637
Profit (loss) for the period	41,445	(10,029)
Basic and diluted earnings (loss) per share	0.16	(0.04)
Operating cash flow before change in non-cash working capital	131,791	80,595

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2018			Mar. 31, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	31,551	7,655	39,206	27,211	7,520	34,731
Gold	oz	5,418	25,675	31,093	3,935	16,788	20,723
Silver	oz	645,886	331,252	977,138	539,534	198,360	737,894
Zinc	tonnes	-	28,782	28,782	-	30,570	30,570
Payable metal in concentrate sold
Copper	tonnes	29,568	6,938	36,506	18,565	7,850	26,415
Gold	oz	4,907	21,150	26,057	1,475	23,995	25,470
Silver	oz	595,630	290,826	886,456	383,263	293,302	676,565
Zinc [2]	tonnes	-	25,452	25,452	-	26,832	26,832

Cash cost [3]	$/lb	1.32	(0.38)	0.98	1.30	(0.66)	0.88

Sustaining cash cost [3]	$/lb	1.47	1.03		1.61	0.28
All-in sustaining cash cost [3]	$/lb			1.45			1.46

[1]	Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2]	Includes refined zinc metal sold and payable zinc in concentrate sold.
[3]

Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 27 of this MD&A.

RECENT DEVELOPMENTS

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Opponents of the Rosemont project have filed lawsuits against the U.S. Forest Service challenging, among other things, the issuance of the final Record of Decision in respect of Rosemont. Hudbay is confident that Rosemont’s permits will continue to be upheld.

New Technical Report for Constancia

During the first quarter of 2018, we filed an updated National Instrument 43-101 technical report in respect of our 100% owned Constancia mine in Peru (the “2018 Technical Report”). The 2018 Technical Report includes updates to the mineral reserves and resources and mine plan, including anticipated throughput, recoveries and capital and operating costs for the remaining life of mine at Constancia. For more information, refer to the News Release dated March 29, 2018.

Lalor Gold Zone Update

The Lalor mine plan for 2018 includes some mining of the gold zone for processing at Flin Flon, which we included in our precious metals guidance issued in January. Trade-off studies have been ongoing in order to assess the mining and processing options for the gold mineral resources at Lalor. Test mining of Zone 25 began in February 2018 in order to better understand the characteristics of the gold zone and to inform the evaluation of options for its processing. The test mining has confirmed the possibility of utilizing selective methods to mine fewer tonnes at a higher grade than reported in the current mineral resource estimate. Year to date, we have mined 4,500 tonnes at 14.5 g/t, confirming the opportunity to operate successfully at a higher cut-off grade. A batch sample of gold-rich ore sent to the Flin Flon concentrator in late 2017 achieved gold recoveries of 65%. Currently, the gold ore is being shipped to Flin Flon for processing.

In parallel, we are continuing exploration in an attempt to further extend gold- and copper-rich veins down plunge from the existing resources and targeting possible extensions of the base metals lenses both up and down plunge from known resources. Highlights from the drill program that focused on extensions of gold- and copper-rich veins, each of which is outside of the current reserve, are provided in the below table.

Hole ID	From (m)	To (m)	Intercept (m)	Depth (m)	Estimated true width(m)[1]	Cu (%)[2]	Au (g/t)[2]
189W01	1197.0	1205.0	8.0	1154	7.1	0.1	9.3
193W01	1041.2	1046.5	5.4	1028	4.1	1.1	2.8
267W01	1120.8	1127.2	6.3	1098	4.5	2.7	11.3
273	1211.8	1215.8	4	1202	2.9	1.9	1.2
283	1242.7	1249.0	6.3	1240	4.2	7.8	5.9
283W02	1270.8	1276.3	5.5	1263	4.1	7.8	2.5
296	1227.5	1233.0	5.5	1184	4.2	5.2	5.6
296W01	1220.5	1228.3	7.8	1175	6.1	3.7	5.4

[1]	True widths are estimated based on drill angle and interpreted geometry of mineralization.
[2]	All gold and copper values are uncut.

In 2018, we will continue to conduct test mining of the gold lenses, which will support continued trade-off studies to assess the mining and processing options for Lalor gold and advance the permitting process for the potential refurbishment of the New Britannia mill. Ongoing exploration is targeted at converting gold mineral resources to mineral reserves at Lalor and greenfield gold exploration efforts in Snow Lake.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
		2018	2017	2018
Ore mined	tonnes	9,489,769	7,213,200
Copper	%	0.50	0.55
Gold	g/tonne	0.05	0.05
Silver	g/tonne	4.19	4.03

Ore milled	tonnes	7,851,169	6,317,609
Copper	%	0.50	0.54
Gold	g/tonne	0.05	0.04
Silver	g/tonne	4.10	4.27
Copper concentrate	tonnes	128,548	108,536
Concentrate grade	% Cu	24.54	25.07
Copper recovery	%	80.7	80.1
Gold recovery	%	44.9	44.5
Silver recovery	%	62.5	62.2

Combined unit operating costs [1]	$/tonne	8.92	9.22	7.50 - 9.20

[1]	Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

Ore mined at our Constancia mine during the first quarter of 2018 increased by 32% compared to the same period in 2017 in line with improved mill availability and reduced scheduled maintenance. Milled copper grades in the first quarter were approximately 7% lower than the same period in 2017 as we entered lower grade phases of the mine plan. Mill throughput improved 24% due to increased plant availability as well as plant optimization initiatives during the fourth quarter of 2017.

Recoveries of copper, gold and silver were slightly higher in the first quarter of 2018, compared to the same period in 2017. Improved recoveries were due to continued plant optimization and processing less transitional ore types.

Combined mine, mill and G&A unit operating costs in the first quarter of 2018 were 3% lower than the same period in 2017. The lower combined unit costs are mostly related to higher mill throughput partially offset by higher mining costs due to a decrease in the mining costs that are capitalized.

		Three months ended		Guidance
Contained metal in		Mar. 31,	Mar. 31,	Annual
concentrate produced		2018	2017	2018
Copper	tonnes	31,551	27,211	95,000 - 115,000
Gold	oz	5,418	3,935
Silver	oz	645,886	539,534
Precious metals[1]	oz	14,645	11,643	50,000 - 70,000[2]

[1]	Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1.
[2]	Initial 2018 guidance for Constancia precious metals production was 65,000 to 85,000 ounces.

Copper equivalent production in the first quarter of 2018 was higher than in the same period in 2017 as there were higher gold grades and higher mill throughput, partially offset by lower copper grades.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31,	Mar. 31,
		2018	2017

Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.32	1.30
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.47	1.61

[1]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 27 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2018 was $1.32, an increase of 2% from the same period in 2017 mainly as a result of lower capitalized mining costs, higher freight and treatment and refining costs, partially offset by higher copper production and by-product credits.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2018 was $1.47, a decrease of 9% from the same period in 2017 as a result of the factors noted above as well as reduced sustaining capital in heavy civil works.

Metal Sold

		Three months ended
		Mar. 31,	Mar. 31,
		2018	2017
Payable metal in concentrate
Copper	tonnes	29,568	18,565
Gold	oz	4,907	1,475
Silver	oz	595,630	383,263

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended
		Mar. 31	Mar. 31
		2018	2017
777
Ore	tonnes	258,386	288,364
Copper	%	1.22	1.51
Zinc	%	4.86	4.55
Gold	g/tonne	2.08	1.76
Silver	g/tonne	30.11	21.14
Lalor
Ore	tonnes	322,554	279,618
Copper	%	0.67	0.53
Zinc	%	5.67	8.11
Gold	g/tonne	2.06	1.50
Silver	g/tonne	27.24	19.91

Reed [1]
Ore	tonnes	122,309	119,534
Copper	%	3.54	2.96
Zinc	%	0.93	0.67
Gold	g/tonne	0.70	0.44
Silver	g/tonne	9.43	5.64
Total Mines
Ore	tonnes	703,249	687,516
Copper	%	1.37	1.36
Zinc	%	4.55	5.32
Gold	g/tonne	1.83	1.43
Silver	g/tonne	25.20	17.95

[1]	Includes 100% of Reed mine production. We purchase 30% of the Reed ore production from our joint venture partner on market-based terms.

		Three months ended
		Mar. 31	Mar. 31
Unit Operating Costs		2018	2017
Mines
777	C$/tonne	80.19	59.00
Lalor	C$/tonne	86.78	83.40
Reed	C$/tonne	92.63	54.37
Total Mines	C$/tonne	84.98	68.87

Ore production at our Manitoba mines for the first quarter of 2018 increased by 2% compared to the same period in 2017 as a result of higher production at our Lalor and Reed mines, partially offset by lower production at our 777 mine. Copper, gold and silver grades in the first quarter of 2018 were higher than the first quarter of 2017 by 1%, 28% and 40%, respectively, while zinc grades were lower than in 2017 by 14%. Unit operating costs for all mines for the first quarter of 2018 increased by 23% compared to the same period in 2017. The increase is a function of higher mobile and fixed infrastructure maintenance costs and higher expensed development costs.

Ore mined at Lalor increased as the ramp-up of production continues and the mine transitions to higher gold and copper grades with lower zinc as outlined in the life of mine plan. Higher unit costs reflect increased cement rock filling, extensive cable bolting as well as continued operating and capital development that are required to increase Lalor’s production rate to 4,500 tonnes per day, which is on track to be completed by the third quarter of 2018. The commissioning of the paste backfill plant, which is on track for mid-2018, is expected to improve scoop availability and provide flexibility to the mine planning and sequencing.

The Reed mine maintained consistent production with higher copper grades as we mine out Zone 10 at depth. We are no longer capitalizing development costs at Reed with the pending closure of the mine in the third quarter of 2018, resulting in higher unit operating costs compared to prior periods.

Ore mined at 777 declined as ground conditions warranted rehabilitation of headings and a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Higher 777 unit operating costs were driven by higher mobile and fixed infrastructure maintenance costs and ground rehabilitation work completed in the quarter, together with the impact of lower production.

Processing Facilities

		Three months ended
		Mar. 31,	Mar. 31,
		2018	2017
Flin Flon Concentrator
Ore	tonnes	391,627	373,894
Copper	%	1.73	1.89
Zinc	%	4.16	3.45
Gold	g/tonne	1.76	1.36
Silver	g/tonne	24.55	16.64
Copper concentrate	tonnes	27,176	27,437
Concentrate grade	% Cu	22.91	23.54
Zinc concentrate	tonnes	27,808	21,538
Concentrate grade	% Zn	49.57	51.50
Copper recovery	%	91.9	91.4
Zinc recovery	%	84.7	86.0
Gold recovery	%	64.8	59.4
Silver recovery	%	58.8	53.5
Contained metal in concentrate produced
Copper	tonnes	6,226	6,458
Zinc	tonnes	13,784	11,092
Precious metals [1]	oz	16,938	11,260
Stall Concentrator
Ore	tonnes	276,742	263,152
Copper	%	0.61	0.51
Zinc	%	5.85	7.98
Gold	g/tonne	2.07	1.51
Silver	g/tonne	27.72	19.83
Copper concentrate	tonnes	7,709	5,773
Concentrate grade	% Cu	18.53	18.40
Zinc concentrate	tonnes	29,403	37,362
Concentrate grade	% Zn	51.01	52.13
Copper recovery	%	85.1	79.0
Zinc recovery	%	92.7	92.8
Gold recovery	%	61.4	55.2
Silver recovery	%	60.6	54.5
Contained metal in concentrate produced
Copper	tonnes	1,429	1,062
Zinc	tonnes	14,998	19,478
Precious metals [1]	oz	13,469	8,362

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

		Three months ended		Guidance
		Mar. 31,	Mar. 31,	Annual
Unit Operating Costs		2018	2017	2018
Concentrators
Flin Flon	C$/tonne	22.93	21.12
Stall	C$/tonne	27.35	36.02
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	138.22	119.32	110 -123

[1]	Reflects combined mine, mill and G&A costs per tonne of ore milled. Includes the cost of ore purchased from our joint venture partner at the Reed mine.

Ore processed in Flin Flon in the first quarter of 2018 was 5% higher than the same period in 2017 as a result of increased ore availability due to the transfer of excess Lalor ore to the Flin Flon concentrator. Copper and precious metals recoveries were higher in the first quarter of 2018 compared to the first quarter in 2017 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator were 9% higher in the first quarter of 2018 compared to the same period in 2017 as a result of increased material handling costs driven by the management of large stockpiles, and initial difficulties in processing Lalor ore through the Flin Flon concentrator crushing plant due to the impact of cold winter weather.

Ore processed at the Stall concentrator in the first quarter of 2018 was 5% higher than the same period in 2017 as a result of improved mechanical reliability. Copper and precious metals recoveries were higher in the first quarter of 2018 compared to the first quarter in 2017 as a result of higher head grades. Unit operating costs at the Stall concentrator were 24% lower in the first quarter of 2018 compared to the first quarter of 2017 as damage to the crusher in December 2016 had necessitated the use of higher-cost temporary crushing facilities during the first quarter of 2017.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2018 were 16% higher than in the same period in 2017 as a result of higher costs at our mines and the Flin Flon concentrator.

Combined unit costs are expected to be within the guidance range for 2018, as the higher costs in the first quarter were caused in part by the colder than normal winter.

		Three months ended		Guidance[1]
Manitoba contained metal in		Mar. 31	Mar. 31	Annual
concentrate produced [1,2]		2018	2017	2018
Copper	tonnes	7,655	7,520	27,500 - 32,500
Gold	oz	25,675	16,788	-
Silver	oz	331,252	198,360	-
Zinc	tonnes	28,782	30,570	105,000 - 130,000

Precious metals [3]	oz	30,407	19,622	120,000 - 145,000

[1]	Includes 100% of Reed mine production. We own a 70% interest in the Reed mine and purchase 30% of the Reed ore production from our joint venture partner on market based terms.
[2]	Metal reported in concentrate is prior to deductions associated with smelter terms.
[3]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

In the first quarter of 2018, production of gold and silver was 53% and 67% higher respectively, than the same period in 2017 as a result of higher precious metals grades, while zinc production was 6% lower compared to the same period of 2017 as a result of lower grades at Lalor in line with the mine plan. Copper production remained consistent compared to the same period in 2017. Production of all metals in Manitoba for full year 2018 is forecast to be within the guidance ranges.

Zinc Plant

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
Zinc Production		2018	2017	2018
Zinc Concentrate Treated
Domestic	tonnes	54,408	57,135
Refined Metal Produced
Domestic	tonnes	25,331	28,818	110,000-115,000

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2018	2017	2018
Zinc Plant [1]	C$/lb	0.51	0.41	0.40 - 0.50

[1]	Zinc unit operating costs include G&A costs.

Refined zinc metal production was 12% lower in the first quarter of 2018 compared to the same period in 2017 as a result of reduced availability of zinc concentrate. Operating costs per pound of zinc metal produced in the first quarter of 2018 were 24% higher compared to the first quarter of 2017 as a result of lower production and timing of shutdown maintenance. Refined zinc metal production and operating costs are both expected to be within guidance ranges for 2018 with improved expected zinc concentrate availability and reduced maintenance spending for the rest of the year.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31	Mar. 31
		2018	2017
Cost per pound of copper produced
Cash costs per pound of copper produced, net of by-product credits [1]	$/lb	(0.38)	(0.66)
Sustaining cash costs per pound of copper produced, net of by-product credits [1]	$/lb	1.03	0.28

Cost per pound of zinc produced
Cash costs per pound of zinc produced, net of by-product credits [1]	$/lb	0.65	0.29
Sustaining cash costs per pound of zinc produced, net of by-product credits [1]	$/lb	1.03	0.52

[1]

Cash cost and sustaining cash costs per pound of copper and zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 27 of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was negative $0.38 per pound of copper produced. This was higher compared to the same period in 2017, primarily as a result of the factors affecting unit operating costs described above.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was $1.03, compared to $0.28 in the prior year period as a result of the same factors described above, and planned increased sustaining and exploration capital spending.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, were higher compared to the same period last year as a result of the same cost factors and capital spending described above with decreased zinc production.

Metal Sold

		Three months ended
		Mar. 31	Mar. 31
		2018	2017
Payable metal in concentrate
Copper	tonnes	6,938	7,850
Gold	oz	21,150	23,995
Silver	oz	290,826	293,302
Zinc	tonnes	1,700	-
Refined zinc	tonnes	23,752	26,832

FINANCIAL REVIEW

Financial Results

We recorded a profit of $41.4 million in the first quarter of 2018, an increase of $51.5 million compared to the first quarter of 2017. The following table provides further details on this variance:

Three months ended
(in $ millions)	Mar. 31, 2018
Increase (decrease) in net earnings resulting from these components:
Revenues	124.9
Cost of sales
Mine operating costs	(42.8)
Depreciation and amortization	(17.9)
Net finance expense	18.3
Other	(14.0)
Tax	(17.0)
Increase in profit for the period	51.5

Revenue

Total revenue for the first quarter of 2018 was $386.7 million, $124.9 million higher than the same period in 2017. This increase was primarily due to higher copper sales volumes compared to the first quarter of 2017, along with higher overall prices for all metals, partially offset by higher treatment and refining charges.

The following table provides further details of this variance:

Three months ended
(in $ millions)	Mar. 31, 2018

Metals prices[1]
Higher copper prices	38.2
Higher zinc prices	17.6
Higher gold prices	2.9
Higher silver prices	4.2
Sales volumes
Higher copper sales volumes	63.6
Lower zinc sales volumes	(4.0)
Higher silver sales volumes	5.3
Other
Other volume and pricing differences	2.4
Effect of higher treatment and refining charges	(5.3)

Increase in revenue in 2018 compared to 2017	124.9

[1]	See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2018	2017
		(Restated)
Copper	256.9	157.9
Zinc	90.9	77.3
Gold	36.6	35.5
Silver	22.2	17.0
Other	4.2	1.2
Gross revenue	410.8	288.9
Revenue not derived from contracts[1]	-	(8.3)
Treatment and refining charges	(24.1)	(18.8)

Revenue	386.7	261.8

[1]

Revenue not derived from contracts represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter of 2018 and 2017 are summarized below:

			Realized prices[1] for the
			three months ended
		LME Q1	Mar. 31	Mar. 31
		2018[2]	2018	2017[3]
				(Restated)
Prices
Copper	$/lb.	3.16	3.15	2.61
Zinc [4]	$/lb.	1.55	1.64	1.32
Gold [5]	$/oz		1,343	1,307
Silver [5]	$/oz		28.95	24.02

[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]	Gold and Silver realized prices for 2017 have been restated due to IFRS 15 impacts. Please refer to note 4 of the financial statements for further information.
[4]

This amount includes a realized sales price of $1.63 for cast zinc metal and $1.74 for zinc concentrate sold for the three months ended March 31, 2018. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

[5]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payments can be found on page 20.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements before treatment and refining charges:

	Three months ended March 31, 2018
(in $ millions)[1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	256.9	90.9	36.6	22.2	4.2	410.8
Revenue not derived from contracts[2]	(3.2)	0.3	-	2.1	0.8	-
Derivative mark-to-market and other[3]	-	0.5	(1.6)	1.4	-	0.3
Revenue excluding mark-to-market on non-QP hedges	253.7	91.7	35.0	25.7	5.0	411.1
Payable metal in concentrate sold[4]	36,506	25,452	26,057	886,456	-	-
Realized price[5,6]	6,951	3,605	1,343	28.95	-	-
Realized price[7]	3.15	1.64	-	-	-	-
	Three months ended March 31, 2017(Restated)
(in $ millions)[1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	157.9	77.3	35.5	17.0	1.2	288.9
Revenue not derived from contracts[2]	(6.0)	0.6	(2.2)	(0.8)	0.1	(8.3)
Derivative mark-to-market and other[3]	-	0.3	-	-	-	0.3
Revenue excluding mark-to-market on non-QP hedges	151.9	78.2	33.3	16.2	1.3	280.9
Payable metal in concentrate sold[4]	26,415	26,832	25,470	676,565	-	-
Realized price[5,6]	5,754	2,911	1,307	24.02	-	-
Realized price[7]	2.61	1.32	-	-	-	-

[1]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2]

Revenue not derived from contracts represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[3]	Derivative mark-to-market excludes mark-to-market on QP hedges.
[4]	Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
[5]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[6]	Gold and Silver realized prices for 2017 have been restated due to IFRS 15 impacts. Please refer to note 4 of the financial statements for further information.
[7]	Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of control with customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2018
		Manitoba	Peru
Gold	oz	5,132	3,247
Silver	oz	152,906	574,392
Gold deferred revenue drawdown rate[1]	$/oz	1,290	967
Gold cash rate [2]	$/oz	412	400
Silver deferred revenue drawdown rate[1]	$/oz	24.95	21.79
Silver cash rate [2]	$/oz	6.08	5.90

		Three months ended
		Mar. 31, 2017
		Manitoba	Peru
Gold	oz	6,286	2,048
Silver	oz	142,106	383,263
Gold deferred revenue drawdown rate[1]	$/oz	1,280	1,013
Gold cash rate [2]	$/oz	408	400
Silver deferred revenue drawdown rate[1]	$/oz	23.83	21.53
Silver cash rate [2]	$/oz	6.02	5.90

[1]

Deferred revenue amortization is recorded in Manitoba at C$1,635/oz and C$31.88/oz for gold and silver, respectively, (2016 - C$1,635/oz and C$31.88/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]

The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

The deferred revenue drawdown rates for gold and silver have been restated as a result of the implementation of IFRS 15, and 2017 comparatives have been restated accordingly. For additional information, refer to Note 4(d) of the consolidated interim financial statements.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended
	Mar. 31	Mar. 31
(in $ thousands)	2018	2017
		(Restated)
Manitoba
Manitoba mines	44,743	33,915
Manitoba concentrators	13,088	13,138
Zinc plant	18,834	16,606
Purchased ore (before inventory changes)	7,528	3,401
Changes in domestic inventory	(9,444)	259
Depreciation and amortization	26,912	31,167
Freight and royalties	10,309	10,287
G&A and other charges	13,472	13,396
Total Manitoba cost of sales	125,442	122,169
Peru
Mine	23,838	13,288
Concentrator	32,451	32,311
Changes in domestic inventory	(1,381)	(17,558)
Depreciation and amortization	53,696	31,498
Freight, royalties and profit sharing	14,383	9,954
G&A and other charges	17,456	13,459
Total Peru cost of sales	140,443	82,952

Cost of sales	265,885	205,121

Total cost of sales for the first quarter of 2018 was $265.9 million, an increase of $60.8 million from the first quarter of 2017.

Higher mining costs in Manitoba reflected higher mobile and fixed infrastructure maintenance costs and higher expensed development costs. Mining costs in Peru were affected by the addition of a fourth shift in accordance with the new three year collective bargaining agreement, as well as reduced capitalized stripping causing the transfer of mining costs from capital to operating expense. In addition, depreciation and amortization was higher due to the comparably lower depreciation charges in the first quarter of 2017 as a result of a build up of inventory at that time.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 7 of this MD&A.

For the first quarter of 2018, other significant variances in expenses, compared to the same period in 2017, include the following:

−

Selling and administrative expenses decreased by $4.6 million compared to the same period in 2017. The decrease was primarily due to lower stock based compensation charges as a result of the revaluation of previously issued shares to lower share prices during the current quarter compared to the same period last year.

−

Other operating expenses were $7.8 million in the first quarter of 2018, an increase of $13.1 million compared to the same period in 2017. This is primarily due to the recognition of an obligation to deliver additional precious metal credits to Wheaton as a result of our expectation that mining at the Pampacancha deposit will not begin until 2019. Additionally in the first quarter of 2017, Hudbay recorded a recovery of $8.7 million for insurance proceeds related to the Constancia grinding line 2 failure in 2015.

−	Exploration expenses were $7.3 million in the first quarter of 2018, an increase of $5.4 million compared to the same period in 2017, reflecting our increased funding for brownfield and grassroots exploration in 2018.

−	Finance expenses decreased by $4.6 million compared to the same period in 2017. The reduction in costs is reflective of the full repayment of cash borrowings on our senior secured revolving credit facilities over the course of 2017.

−

Other finance gains increased by $12.8 million compared to the same period in 2017. This increase is due to higher foreign exchange gains of $6.3 million compared to the same period last year which is a function of a weakening Canadian dollar benefiting certain Canadian monetary liabilities. In addition, there was a gain of $6.5 million arising mainly from a decrease in the fair value of our various financial instruments liabilities subject to fair value accounting.

Tax Expense

For the three months ended March 31, 2018, tax expense increased by $17.0 million compared to the same period in 2017.

	Three months ended
	Mar. 31	Mar. 31
	2018	2017
(in $ thousands)		(Restated)
Deferred tax expense / (recovery) - income tax [1]	9,035	2,670
Deferred tax expense / (recovery) - mining tax [1]	(299)	764
Total deferred tax expense / (recovery)	8,736	3,434
Current tax expense - income tax	15,979	7,028
Current tax expense - mining tax	6,943	4,204
Total current tax expense	22,922	11,232

Tax expense	31,658	14,666

[1]	Deferred expense / (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

For the first quarter of 2018, applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $73.1 million would have resulted in a tax expense of approximately $19.7 million; however, we recorded an income tax expense of $25.0 million (first quarter of 2017 - $9.7 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

−	Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory tax rate of 27.0%, resulting in an increase in deferred tax expense of $3.4 million; and
−	Increases in deferred tax expense of approximately $1.6 million due to the fact that certain Canadian non- monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which rise to taxable temporary differences.

Mining Tax Expense

Applying a Manitoba statutory mining tax rate of 10.0% to our income before taxes for the period of $73.1 million would have resulted in a tax expense of approximately $7.3 million and we recorded a mining tax expense of $6.6 million (first quarter of 2017 - $4.9 million). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2018 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

We have two revolving credit facilities (the “Credit Facilities”) for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at March 31, 2018, between our Credit Facilities we have drawn $132.8 million in letters of credit, leaving total undrawn availability of $417.2 million. As at March 31, 2018, we were in compliance with our covenants under the Credit Facilities.

Financial Condition

Financial Condition as at March 31, 2018 compared to December 31, 2017

Cash and cash equivalents increased by $36.3 million during the first quarter of 2018 to $392.8 million as at March 31, 2018. This increase was mainly a result of cash generated from operating activities of $131.4 million. This inflow was partly offset by $48.7 million of financing expenditures primarily driven by $37.4 million in interest paid on outstanding debt, and $46.0 million of capital investments primarily at our Peru and Manitoba operations. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

In addition to the increased cash and cash equivalents position, working capital increased by $84.4 million to $335.8 million from December 31, 2017 to March 31, 2018, primarily due to the following factors:

−	Inventories increased by $17.5 million as a result of the timing of zinc metal and concentrate shipments;
−	Trade and other payables decreased by $23.4 million primarily as a result of the timing of interest payments on our long term debt;
−	Other financial liabilities decreased by $19.9 million as a result of the marked to market value of non-hedge derivative liabilities used to manage certain price risks on outstanding provisionally priced receivables; partially offset by
−	Trade and other receivables decreased by $31.3 million, primarily as a result of the timing of cash receipts from customers;

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2018 and March 31, 2017:

	Three months ended
	Mar. 31	Mar. 31
	2018	2017
(in $ thousands)		(Restated)
Profit (loss) for the period	41,445	(10,029)
Tax expense	31,658	14,666
Items not affecting cash	73,168	80,640
Taxes paid	(14,480)	(4,682)
Operating cash flows before change in non-cash working capital	131,791	80,595
Change in non-cash working capital	(429)	29,795
Cash generated from operating activities	131,362	110,390
Cash used in investing activities	(45,974)	(40,284)
Cash used in financing activities	(48,739)	(84,602)
Effect of movement in exchange rates on cash and cash equivalents	(352)	215

Increase (decrease) in cash and cash equivalents	36,297	(14,281)

Cash Flow from Operating Activities

Operating cash flows before change in non-cash working capital were $131.8 million during the first quarter of 2018, reflecting an increase of $51.2 million compared to the first quarter of 2017, mainly as a result of higher realized overall metals sales prices, along with higher copper sales volumes.

Cash Flow from Investing and Financing Activities

During the first quarter of 2018, we used $94.7 million in investing and financing activities primarily driven by capital expenditures of $46.4 million and interest payments of $37.4 million.

Capital Expenditures

The following summarizes accrued additions to capital assets and a reconciliation to cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31,	Mar. 31,	Annual
(in $ millions)	2018	2017	2018
Manitoba sustaining capital expenditures	20.2	12.8	85.0
Peru sustaining capital expenditures	9.3	17.5	50.0
Total sustaining capital expenditures	29.5	30.3	135.0
Arizona capitalized costs	5.4	6.2	35.0
Peru growth capital expenditures [1]	1.4	-	-
Manitoba growth capital expenditures	8.6	1.7	20.0
Other capitalized costs [2]	3.2	6.7
Capitalized exploration	1.2	0.3	10.0
Capitalized interest	3.3	3.3
Total other capitalized costs	23.1	18.2
Total accrued capital additions	52.6	48.5
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(1.1)	(5.8)
Capitalized interest	(3.3)	(3.3)
Changes in capital accruals and other	(1.8)	1.2
Total cash capital additions	46.4	40.6

[1]

Initial 2018 guidance for Peru growth capital expenditures was $45.0 million. This included expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, which is now expected to be deferred to 2019.

[2]	Other capitalized costs include decommissioning and restoration activities.

Sustaining capital expenditures in Manitoba were higher in the first quarter of 2018 as compared to the same period in 2017 as a result of major equipment purchases and capital development at Lalor and 777.

Sustaining capital expenditures in Peru were lower in the first quarter of 2018 as compared to the same period in 2017 due to lower heavy civil works, mining equipment purchases and capitalized stripping costs in the current quarter.

Other capitalized costs include growth capital projects and decommissioning and restoration adjustments.

Capital Commitments

As at March 31, 2018, we had outstanding capital commitments in Canada of approximately $17.9 million primarily related to committed long-lead orders for the paste plant, of which approximately $1.8 million cannot be terminated by Hudbay; approximately $87.9 million in Peru related to sustaining capital costs, all of which can be terminated by Hudbay; and approximately $161.4 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $78.2 million cannot be terminated by Hudbay.

Contractual Obligations

The following table summarizes our contractual obligations as at March 31, 2018:

		Less than	13 - 36	37 - 60	More than
Payment Schedule (in $ millions)	Total	12 months	months	months	60 months
Long-term debt obligations[1]	1,483.5	41.5	160.4	152.7	1,128.9
Capital lease obligations	87.5	21.4	41.3	24.8	-
Operating lease obligations	22.9	8.2	10.1	2.8	1.8
Purchase obligation - capital commitments	267.2	60.0	59.9	18.0	129.3
Purchase obligation - other commitments[2]	549.9	121.3	186.8	113.9	127.9
Pension and other employee future benefits obligations	142.6	20.8	25.4	7.1	89.3
Decommissioning and restoration obligations[3]	200.8	2.3	4.3	9.8	184.4

[1]	Long-term debt obligations include scheduled interest payments.
[2]	Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
[3]	Before inflation.

Liquidity

As at March 31, 2018, we had total liquidity of approximately $810.0 million, including $392.8 million in cash and cash equivalents, as well as $417.2 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of May 1, 2018, there were 261,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2018		2017				2016
			(Restated)				(Restated)
(in $ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	386.7	424.4	380.2	336.0	261.8	330.6	323.3	258.4
Gross margin	120.8	145.0	119.6	88.0	56.6	91.1	79.2	58.7
Profit (loss) before tax	73.1	79.6	53.8	34.9	4.6	(31.9)	37.4	3.0
Profit (loss)	41.4	94.3	36.3	19.1	(10.0)	(52.6)	29.6	(8.8)
Earnings (loss) per share:
Basic and Diluted	0.16	0.36	0.15	0.08	(0.04)	(0.22)	0.13	(0.04)
Operating cash flow[1]	131.8	171.9	153.9	124.1	80.6	122.3	123.9	69.8

[1]	Operating cash flow before changes in non-cash working capital

Revenue decreased in the first quarter of 2018 compared to the fourth quarter of 2017, mainly due to a decrease in copper, gold and zinc sales volumes, offset by higher realized metal prices which continue to be a key factor in the improvement of gross profit and operating cash flow compared to prior quarters.

Profit after tax was lower in the first quarter of 2018 compared to the fourth quarter of 2017 mainly due to a $45.4 million non-recurring deferred tax adjustment in the fourth quarter, primarily as a result of the changes in U.S tax legislation.

For information on previous trends and quarterly reviews, refer to our MD&A dated February 21, 2018.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at March 31, 2018 and December 31, 2017:

	Mar. 31	Dec. 31
(in $ thousands)	2018	2017

Total long-term debt	$978,190	$979,575
Cash and cash equivalents	(392,796)	(356,499)
Net Debt	$585,394	$623,076

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2018 and 2017. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2018	Mar. 31, 2017
Manitoba	16,876	16,579
Peru	69,559	59,990

Net pounds of copper produced	86,435	76,569

Consolidated	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	216,159	2.50	173,986	2.27
By-product credits	(131,077)	(1.52)	(106,801)	(1.39)

Cash cost, net of by-product credits	85,082	0.98	67,185	0.88

Consolidated	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	91,261	1.06	77,851	1.02
Gold	36,563	0.42	33,279	0.43
Silver	24,250	0.28	16,251	0.21
Other	4,939	0.06	1,178	0.02
Total by-product credits	157,013	1.82	128,559	1.68
Less: deferred revenue	(25,936)	(0.30)	(21,758)	(0.28)
Total by-product credits	131,077	1.52	106,801	1.39
Reconciliation to IFRS:
Cash cost, net of by-product credits	85,082		67,185
By-product credits	157,013		128,559
Change in deferred revenues	(25,936)		(21,758)
Treatment and refining charges	(24,103)		(18,789)
Share-based payment	17		438
Adjustments related to inventory writedown	161		803
Change in product inventory	(10,825)		(17,299)
Royalties	3,868		3,317
Depreciation and amortization [2]	80,608		62,665

Cost of sales	265,885		205,121

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Peru Cash Cost

Peru	Three months ended
(in thousands)	Mar. 31, 2018	Mar. 31, 2017

Net pounds of copper produced[1]	69,559	59,990

[1]	Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	23,838	0.34	13,288	0.22
Milling	32,451	0.47	32,311	0.54
G&A	17,285	0.25	12,585	0.21
Onsite costs	73,574	1.06	58,184	0.97
Treatment & refining	16,251	0.23	11,251	0.19
Freight & other	12,944	0.19	9,093	0.15
Cash cost, before by-product credits	102,769	1.48	78,528	1.31
By-product credits	(11,241)	(0.16)	(399)	(0.01)

Cash cost, net of by-product credits	91,528	1.32	78,129	1.30

Peru	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	5,294	0.08	1,137	0.02
Silver	17,505	0.25	9,588	0.16
Other	3,944	0.06	-	-
Total by-product credits	26,743	0.39	10,725	0.18
Less: deferred revenue	(15,502)	(0.23)	(10,326)	(0.17)
Total by-product credits	11,241	0.16	399	0.01
Reconciliation to IFRS:
Cash cost, net of by-product credits	91,528		78,129
By-product credits	26,743		10,725
Change in deferred revenues	(15,502)		(10,326)
Treatment and refining charges	(16,251)		(11,251)
Share-based payment	10		71
Adjustments related to inventory writedown	161		803
Change in product inventory	(1,381)		(17,558)
Royalties	1,439		861
Depreciation and amortization [2]	53,696		31,498

Cost of sales	140,443		82,952

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Manitoba Cash Cost

Manitoba	Three months ended
(in thousands)	Mar. 31, 2018	Mar. 31, 2017

Net pounds of copper produced[1]	16,876	16,579

[1]	Contained copper in concentrate.

Manitoba	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	44,743	2.65	33,915	2.05
Milling	13,088	0.78	13,138	0.79
Refining (zinc)	18,834	1.12	16,606	1.00
G&A	13,465	0.80	13,029	0.79
Purchased ore	7,528	0.45	3,401	0.21
Onsite costs	97,658	5.79	80,089	4.83
Treatment & refining	7,852	0.47	7,538	0.45
Freight & other	7,880	0.47	7,831	0.47
Cash cost, before by-product credits	113,390	6.72	95,458	5.76
By-product credits	(119,836)	(7.10)	(106,402)	(6.42)

Cash cost, net of by-product credits	(6,446)	(0.38)	(10,944)	(0.66)

Manitoba	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	91,261	5.41	77,851	4.70
Gold	31,269	1.85	32,142	1.94
Silver	6,745	0.40	6,663	0.40
Other	995	0.06	1,178	0.07
Total by-product credits	130,270	7.72	117,834	7.11
Less: deferred revenue	(10,434)	(0.62)	(11,432)	(0.69)
Total by-product credits	119,836	7.10	106,402	6.42
Reconciliation to IFRS:
Cash cost, net of by-product credits	(6,446)		(10,944)
By-product credits	130,270		117,834
Change in deferred revenues	(10,434)		(11,432)
Treatment and refining charges	(7,852)		(7,538)
Share-based payment	7		367
Adjustments related to inventory writedown	-		-
Change in product inventory	(9,444)		259
Royalties	2,429		2,456
Depreciation and amortization [2]	26,912		31,167

Cost of sales	125,442		122,169

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate and metal sold

Consolidated	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	85,082	0.98	67,185	0.88
Sustaining capital expenditures	29,426	0.34	30,354	0.40
Capitalized exploration	1,211	0.01	326	-
Royalties	3,868	0.04	3,317	0.04

Sustaining cash cost, net of by-product credits	119,587	1.38	101,182	1.32
Corporate G&A	5,715	0.07	10,285	0.14
All-in sustaining cash cost, net of by-product credits	125,302	1.45	111,467	1.46

Peru	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	91,528	1.32	78,129	1.30
Sustaining capital expenditures	9,264	0.13	17,508	0.29
Royalties	1,439	0.02	861	0.01

Sustaining cash cost, net of by-product credits	102,231	1.47	96,498	1.61

Manitoba	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	(6,446)	(0.38)	(10,944)	(0.66)
Sustaining capital expenditures	20,162	1.20	12,846	0.77
Capital exploration	1,211	0.07	326	0.02
Royalties	2,429	0.14	2,456	0.15

Sustaining cash cost, net of by-product credits	17,356	1.03	4,684	0.28

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

−

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

−

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

−

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2018 and 2017. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2018	Mar. 31, 2017

Net pounds of zinc produced[1]	63,453	67,395

1	Contained zinc in concentrate

Manitoba	Three months ended
Cash cost per pound of zinc produced	Mar. 31, 2018		Mar. 31, 2017
	$000s	$/lb [1]	$000s	$/lb [1]

Cash cost, before by-product credits	113,390	1.79	95,458	1.42
By-product credits	(71,831)	(1.14)	(75,965)	(1.13)

Zinc cash cost, net of by-product credits	41,559	0.65	19,493	0.29

[1]	For additional detail on cash cost, before by-product credits see page 31 of this MD&A

Manitoba	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Copper	43,256	0.68	47,414	0.70
Gold	31,269	0.49	32,142	0.48
Silver	6,745	0.11	6,663	0.10
Other	995	0.02	1,178	0.02
Total by-product credits	82,265	1.30	87,397	1.30
Less: deferred revenue	(10,434)	(0.16)	(11,432)	(0.17)
Total by-product credits	71,831	1.14	75,965	1.13
Reconciliation to IFRS:
Cash cost, net of by-product credits	41,559		19,493
By-product credits	82,265		87,397
Change in deferred revenues	(10,434)		(11,432)
Treatment and refining charges	(7,852)		(7,538)
Share-based payment	7		367
Adjustments related to inventory writedown	-		-
Change in product inventory	(9,444)		259
Royalties	2,429		2,456
Depreciation and amortization [2]	26,912		31,167

Cost of sales	125,442		122,169

[1]	Per pound of zinc produced.
[2]	Depreciation is based on concentrate and metal sold

Manitoba	Three months ended
	Mar. 31, 2018		Mar. 31, 2017
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb
Zinc cash cost, net by-product credits	41,559	0.65	19,493	0.29
Sustaining capital expenditures - cash	20,162	0.33	12,846	0.19
Capital exploration	1,211	0.02	326	-
Royalties	2,429	0.04	2,456	0.04

Sustaining cash cost per pound of zinc produced	65,361	1.03	35,121	0.52

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

As of January 1, 2018, we have adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”).

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2018 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2018 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended March 31, 2018 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project and Pampacancha deposit, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, anticipated exploration plans, including the planned exploration and development strategy for the Lalor gold zones, the exploration potential at Lalor, including the possibility of converting inferred mineral resources to higher confidence categories and establishing additional mineral resources through testing the continuity of the mineralized zones, the anticipated continued success of utilizing a selective mining method to mine the high grade gold zones, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the scheduled maintenance and availability of our processing facilities;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the exploration and development program at Lalor, including the inability to convert inferred mineral resources to higher confidence categories and to identify additional mineral resources, and risks associated with the selective mining of the high grade gold zones, risks related to the maturing nature of our 777 mine and the pending closure of our Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects (including the Lalor gold zone) contained in this MD&A has been approved by Robert Carter, P. Eng, our General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

Additional Information – Lalor Gold Zone Exploration Data

Information on the data verification performed on the exploration data related to the Lalor gold zone is contained in our most recently filed annual information form, dated March 29, 2018, and the current technical report for Lalor, dated March 30, 2017, each of which is filed on SEDAR at www.sedar.com. Quality Assurance/Quality Control procedures for the Lalor exploration program include the systematic insertion of blanks, standards and duplicates into the core sample strings. The results of the control samples are evaluated on a regular basis with batches and are re-analysed and/or resubmitted as needed. There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

Due to the length of the Lalor gold zone drillholes and the numerous downhole deviations in azimuth and dip, the azimuth and dip of the drill hole locations has not been reported. Instead, the table below provides the coordinates, azimuth and dip of the mineralized intercepts that have been reported in this MD&A.

	From			To			Azimuth at intercept	Dip at intercept	Core Size
Hole ID	Easting	Northing	Elevation	Easting	Northing	Elevation
189W01	426,663	6,081,675	4,149	426,660	6,081,675	4,142	272	-63	NQ
193W01	427,051	6,081,272	4,273	427,051	6,081,270	4,268	185	-76	NQ
267W01	427,185	6,081,266	4,204	427,183	6,081,266	4,197	242	-79	NQ
273	427,163	6,081,570	4,101	427,162	6,081,570	4,098	206	-79	NQ
283	427,223	6,081,530	4,064	427,222	6,081,530	4,057	248	-83	NQ
283W02	427,263	6,081,461	4,040	427,263	6,081,460	4,035	186	-77	NQ
296	427,251	6,081,311	4,121	427,251	6,081,310	4,115	154	-76	NQ
296W01	427,243	6,081,301	4,130	427,244	6,081,299	4,123	163	-73	NQ